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News Release
For immediate release

BCE targets Q3 to complete strategic review process

MONTREAL, Quebec, April 29, 2007 – The Board of Directors of BCE Inc. (TSX/NYSE: BCE) today announced that it has set a proposed timetable for the Company’s review of a range of strategic alternatives based upon the recommendation of the Strategic Oversight Committee established on April 20, 2007. The review is currently expected to be completed in the third quarter of 2007.

BCE previously announced its intention to review all strategic options that could further enhance shareholder value and the creation of a Strategic Oversight Committee. The Committee reports to the full Board and is composed of independent directors André Bérard, Thomas C. O’Neill, James A. Pattison and Chair Donna Soble Kaufman.

One option under consideration by the Board is the privatization of the Company. In that context, Donna Soble Kaufman commented: “The actions taken by the Board, management and advisors have been consistent with the goal of creating an open process to surface the highest value available through the privatization option. In doing so, we recognize the challenge presented by the fact that the Government of Canada’s foreign ownership rules will limit the role that large non-Canadian sources of equity can play in enabling this competition. For that reason, our goal from the beginning has been to foster a competitive process by seeking to ensure that no one party is able to assemble a disproportionate share of available Canadian equity. In all their actions, the Board, management and advisors have followed this principle.”

The Board and the Strategic Oversight Committee are committed to conducting a process that all qualified parties can participate in. The Board also indicated that all parties wishing to qualify to participate in the privatization process must be able to establish adequate financial capacity for a transaction of this size and complexity.

BCE will open an electronic data room this week that will be available to any qualified bidder. Potential bidders would also be required to sign standard confidentiality and standstill agreements for transactions of this type.

Concurrently, the Strategic Oversight Committee will continue to consider strategic alternatives other than privatization.

No assurances can be provided that the review of alternatives will result in any specific action being taken by the Company.

About BCE Inc.

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in CTVglobemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

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For inquiries, please contact:

Pierre Leclerc
Bell Canada, Media Relations
514 391-2007
1 877 391-2007
pierre.leclerc@bell.ca